UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Numbers: 000-26319

(Check One)            [X]Form 10-K              [ ]Form 20-F     [ ] Form 10-Q             [ ]Form N-SAR

For Period Ended:   December 31, 2002

[ ] Transition Report on From 10-K                             [ ] Transition Report on From 20-F

[ ] Transition Report on From 11-K                             [ ] Transition Report on From 10-Q

[ ] Transition Report on From N-SAR

For the Transition Period Ended: ___________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                                                            BINGO.COM, INC.

Full Name of Registrant

Former Name if Applicable

                                                            1166 Alberni Street, Suite 1405

Address of Principal Executive Office (Street and Number)

                                                Vancouver, British Columbia, Canada   V6E 3Z3

City, State and Zip Code

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ]     (a)            The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b)            The subject annual report,  semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]        (c)            The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal period ended December 31, 2002 within the prescribed time period for the following reason:  The Registrant has changed independent accounting and auditing firms and the Registrant's auditors will be unable to obtain all the information necessary to complete the annual report within the prescribed time period.  As noted in Part II, the annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)        Name and telephone number of persons to contact in regard to this notification.

T.M. Williams	604	694-0300
(Name)	(Area Code)	(Telephone Number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[ X ]  Yes                  [  ]  No

(3)        Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes                  [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                                                BINGO.COM, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003	By: /s/ "T. M. Williams"
T.M. Williams President

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)